

November 1, 2012

<u>Via E-mail</u>
Glenda Dowie
President
APT Systems, Inc.
16904 76 Street
Edmonton, AB T5Z 3Z9
Canada

> **Re:** **APT Systems, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 15, 2012**
> **File No. 333-181597**

Dear Ms. Dowie:

We have reviewed your most recently amended registration statement and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 4, 2012.

<u>Risk Factors, page 6</u>

1. Regarding prior comment 2, please note that whether you are a shell company as defined in Securities Act Rule 144(i) is based on facts and circumstances. A risk factor should therefore be included if there is a reasonable possibility that you may be considered a shell. The fact that you are a development stage company and have no revenues could be indicative of shell company status. We therefore reissue our comment.

<u>We are an "emerging growth company," and the reduced disclosure…, page 6</u>

2. Please further revise part (ii) of this risk factor, in accordance with prior comment 5, so that the date coincides with the last day of the fiscal year following the fifth anniversary of the date of the first sale of common under an effective registration. Because it is currently unknown when the registration statement will be declared effective, rather than specifying a date, you should consider simply stating that you will remain an emerging growth company until the last date of the fiscal year following the fifth anniversary of the date of the first sale of common under this registration statement.

Item 16. Exhibits, page 59

Exhibit 5.1

3.   Please submit a revised exhibit that opines in the third-to-last paragraph that the shares to be sold by the selling shareholders *are* validly issued, fully paid and non-assessable. Also, the second-to-last paragraph should be revised to state that the shares to be sold by the company *will be* validly issued, fully paid and non-assessable. Refer to II.B.1.a and II.B.2.h of Staff Legal Bulletin No. 19 (October 14, 2011) and our prior comment 13.

Exhibit 23.1

4.   We note that PLS CPA has consented to the use of their review report dated September 12, 2012 with respect to the unaudited interim financial statements included in the Form S-1/A; however the review reported has not been included in the filing. Please explain the purpose of this consent or revise your disclosures accordingly. We refer you to Rule 8-03 of Regulation S-X.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Facsimile
        Kenneth Bart, Esq.
        Bart and Associates LLC